January 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Katherine Bagley

Re:	Accelerate Diagnostics, Inc.
Registration Statement on Form S-1
File No. 333-276031
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representative of the prospective underwriters of the above issuer, hereby join in the request of Accelerate Diagnostics, Inc. (the “Company”) that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-276031), as amended, be accelerated so that the Registration Statement will become effective at 4:00 p.m. Eastern Time on January 18, 2024, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request by telephone call to the staff of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters have distributed approximately 400 copies of the Company’s preliminary prospectus dated January 16, 2024, through the date hereof, to institutions, prospective underwriters and others.

The undersigned, as the representative of the prospective underwriters of the above issue, hereby represents on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

William Blair & Company L.L.C.

By: William Blair & Company L.L.C.
	By:	/s/ Steve Maletzky
	Name:	Steve Maletzky
	Title:	Managing Director

[Signature Page to Acceleration Request]